Exhibit 99.13	TRANSLATION

Irrevocable Power of Attorney

I, [NAME] citizen of the People’s Republic of China (the “ PRC”) with ID No [                    ], is the shareholder holding [    %] equity interests of Beijing Baidu Netcom Science and Technology Co., Ltd (the “Baidu Netcom”), hereby irrevocably appoint [                    ] with the following powers and rights during the term of this Power of Attorney:

I hereby appoint [                    ] to exercise, on my behalf, all voting rights of shareholder in accordance with PRC laws and Baidu Netcom’s Articles at the shareholders’ meetings of Baidu Netcom, including but not limited to the right to sell or transfer any or all of equity interests of Baidu Netcom and to designate and appoint the general manager of Baidu Netcom as my authorized representative on the shareholders’ meeting of the Baidu Netcom.

Such authorization and appointment are based upon the precondition that [                    ] is acting as an employee of Baidu Online Network Technology (Beijing) Co., Ltd (the “Baidu Online”) and Baidu Online agrees such authorization and appointment. Once [                    ] loses his title or position in Baidu Online or Baidu Online notifies of the termination of such authorization and appointment, I will withdraw such authorization and appointment to him immediately and designate/authorize the other individual nominated by Baidu Online to exercise the full voting rights on behalf of myself at the shareholders’ meetings of Baidu Netcom.

The term of this Power of Attorney is 10 years upon the execution date of this Power of Attorney during the duly existing term of Baidu Netcom unless the early termination of Operation Agreement jointly executed by Baidu Online and Baidu Netcom by any reason.

            (Signature)

Date: